CUSIP NO. 89685A102	13D	Page 1 of 17

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

TriVascular Technologies, Inc.

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89685A102

 (CUSIP Number)

Matthew Potter

c/o Delphi Ventures

3000 Sand Hill Road, 1-135

Menlo Park, CA 94025

(650) 854-9650

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 89685A102	13D	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“Delphi VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,055,730 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Deepika R. Pakianathan (“Pakianathan”) and Douglas A. Roeder (“Roeder”), the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,055,730 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,730
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89685A102	13D	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,069 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
20,069 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,069
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89685A102	13D	Page 4 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C. (“DMP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,075,799 shares, of which 2,055,730 shares are directly owned by Delphi VIII and 20,069 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole voting power with respect to such shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,075,799 shares, of which 2,055,730 shares are directly owned by Delphi VIII and 20,069 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole power to dispose of these shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 89685A102	13D	Page 5 of 17

1	NAME OF REPORTING PERSON Delphi Ventures VII, L.P. (“Delphi VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,490,307 shares, except that Delphi Management Partners VII, L.L.C. (“DMP VII”), the general partner of Delphi VII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,490,307 shares, except that DMP VII, the general partner of Delphi VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,307
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89685A102	13D	Page 6 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VII, L.P. (“DBI VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,898 shares, except that DMP VII, the general partner of DBI VII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
14,898 shares, except that DMP VII, the general partner of DBI VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89685A102	13D	Page 7 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VII, L.L.C. (“DMP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,505,205 shares, of which 1,490,307 are directly owned by Delphi VII and 14,898 are directly owned by DBI VII. DMP VII, the general partner of Delphi VII and DBI VII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,505,205 shares, of which 1,490,307 are directly owned by Delphi VII and 14,898 are directly owned by DBI VII. DMP VII, the general partner of Delphi VII and DBI VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,505,205
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 89685A102	13D	Page 8 of 17

1	NAME OF REPORTING PERSON James J. Bochnowski (“Bochnowski”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		3,581,004 shares, of which 2,055,730 shares are directly owned by Delphi VIII, 20,069 shares are directly owned by DBI VIII, 1,490,307 shares are directly owned by Delphi VII and 14,898 shares are directly owned by DBI VII. Bochnowski is a managing member of each of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and DMP VII, the general partner of each of Delphi VII and DBI VII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		3,581,004 shares, of which 2,055,730 shares are directly owned by Delphi VIII, 20,069 shares are directly owned by DBI VIII, 1,490,307 shares are directly owned by Delphi VII and 14,898 shares are directly owned by DBI VII. Bochnowski is a managing member of each of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and DMP VII, the general partner of each of Delphi VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 89685A102	13D	Page 9 of 17

1	NAME OF REPORTING PERSON David L. Douglass (“Douglass”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		3,581,004 shares, of which 2,055,730 shares are directly owned by Delphi VIII, 20,069 shares are directly owned by DBI VIII, 1,490,307 shares are directly owned by Delphi VII and 14,898 shares are directly owned by DBI VII. Douglass is a managing member of each of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and DMP VII, the general partner of each of Delphi VII and DBI VII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		3,581,004 shares, of which 2,055,730 shares are directly owned by Delphi VIII, 20,069 shares are directly owned by DBI VIII, 1,490,307 shares are directly owned by Delphi VII and 14,898 shares are directly owned by DBI VII. Douglass is a managing member of each of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and DMP VII, the general partner of each of Delphi VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 89685A102	13D	Page 10 of 17

1	NAME OF REPORTING PERSON Deepika R. Pakianathan (“Pakianathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		3,581,004 shares, of which 2,055,730 shares are directly owned by Delphi VIII, 20,069 shares are directly owned by DBI VIII, 1,490,307 shares are directly owned by Delphi VII and 14,898 shares are directly owned by DBI VII. Pakianathan is a managing member of each of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and DMP VII, the general partner of each of Delphi VII and DBI VII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		3,581,004 shares, of which 2,055,730 shares are directly owned by Delphi VIII, 20,069 shares are directly owned by DBI VIII, 1,490,307 shares are directly owned by Delphi VII and 14,898 shares are directly owned by DBI VII. Pakianathan is a managing member of each of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and DMP VII, the general partner of each of Delphi VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 89685A102	13D	Page 11 of 17

1	NAME OF REPORTING PERSON Douglas A. Roeder (“Roeder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 149 shares.
6	SHARED VOTING POWER
		3,581,004 shares, of which 2,055,730 shares are directly owned by Delphi VIII, 20,069 shares are directly owned by DBI VIII, 1,490,307 shares are directly owned by Delphi VII and 14,898 shares are directly owned by DBI VII. Roeder is a managing member of each of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and DMP VII, the general partner of each of Delphi VII and DBI VII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 149 shares.
8	SHARED DISPOSITIVE POWER
		3,581,004 shares, of which 2,055,730 shares are directly owned by Delphi VIII, 20,069 shares are directly owned by DBI VIII, 1,490,307 shares are directly owned by Delphi VII and 14,898 shares are directly owned by DBI VII. Roeder is a managing member of each of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and DMP VII, the general partner of each of Delphi VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,153
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 89685A102	13D	Page 12 of 17 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of TriVascular Technologies, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3910 Brickway Blvd., Santa Rosa, CA 95403.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Delphi Ventures VIII, L.P., a Delaware limited partnership (“Delphi VIII”), (ii) Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), (iii) Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”), (iv) Delphi Ventures VII, L.P., a Delaware limited partnership (“Delphi VII”), (v) Delphi BioInvestments VII, L.P., a Delaware limited partnership (“DBI VII”), (vi) Delphi Management Partners VII, L.L.C., a Delaware limited liability company (“DMP VII”), (vii) James J. Bochnowski (“Bochnowski”), a citizen of the United States, (viii) David L. Douglass (“Douglass”), a citizen of the United States, (ix) Deepika R. Pakianathan (“Pakianathan”), a citizen of the United States, and (x) Douglas A. Roeder (“Roeder”), a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Delphi VIII, DBI VIII, Delphi VII and DBI VII (collectively, the “Delphi Funds”) are venture capital funds. DMP VIII is the general partner of each of Delphi VIII and DBI VIII. DMP VII is the general partner of each of Delphi VII and DBI VII. Bochnowski, Douglass, Pakianathan and Roeder are the managing members of DMP VIII and DMP VII (collectively, and with respect to each of DMP VIII and DMP VII, the “Managing Members”). The principal business office of the Reporting Persons is 3000 Sand Hill Road, Bldg. 1, Suite 135, Menlo Park, CA 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In March 2008, each of Delphi VII and DBI VII entered into a Series A Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 574,933 shares of Series A Preferred Stock for a purchase price of $26.00 per share, and an aggregate purchase price of $14,949,039.00. Delphi VII acquired 569,241 shares of Series A Preferred Stock for a purchase price of $14,801,029.00 and DBI VII acquired 5,692 shares of Series A Preferred Stock for a purchase price of $148,010.00. All of the shares of Series A Preferred Stock held by Delphi VII and DBI VII were converted, in connection with the closing of the Company’s initial public offering on April 15, 2014, into an aggregate of 574,933 shares of Common Stock.

In November 2009, each of the Delphi Funds entered into a Series B Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 384,594 shares of Series B Preferred Stock for a purchase price of $26.00 per share, and an aggregate purchase price of $10,000,000.00. Delphi VIII acquired 266,613 shares of Series B Preferred Stock for a purchase price of $6,932,311.00, DBI VIII acquired 2,603 shares of Series B Preferred Stock for a purchase price of $67,689.00, Delphi VII acquired 114,236 shares of Series B Preferred Stock for a purchase price of $2,970,297.00, and DBI VII acquired 1,142 shares of Series B Preferred Stock for a purchase price of $29,703.00. All of the shares of Series B Preferred Stock held by the Delphi Funds were converted, in connection with the closing of the Company’s initial public offering on April 15, 2014, into an aggregate of 384,594 shares of Common Stock.

CUSIP NO. 89685A102	13D	Page 13 of 17 Pages

In June 2010, each of the Delphi Funds entered into a Series C Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 424,918 shares of Series C Preferred Stock for a purchase price of $28.21 per share, and an aggregate purchase price of $11,986,327.00. Delphi VIII acquired 315,489 shares of Series C Preferred Stock for a purchase price of $8,899,430.00, DBI VIII acquired 3,079 shares of Series C Preferred Stock for a purchase price of $86,897.00, Delphi VII acquired 105,298 shares of Series C Preferred Stock for a purchase price of $2,970,297.00, and DBI VII acquired 1,052 shares of Series C Preferred Stock for a purchase price of $29,703.00. All of the shares of Series C Preferred Stock held by the Delphi Funds were converted, in connection with the closing of the Company’s initial public offering on April 15, 2014, into an aggregate of 424,918 shares of Common Stock.

In June 2012, each of the Delphi Funds entered into a Series D Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 970,167 shares of Series D Preferred Stock for a purchase price of $15.81 per share, and an aggregate purchase price of $15,334,598.39 and 45,094 Series D Preferred Warrants for a purchase price of $15.8061 per share, and an aggregate purchase price of $712,936.14. Delphi VIII acquired 689,858 shares of Series D Preferred Stock for a purchase price of $10,903,963.52 and 18,899 shares of Series D Preferred Warrants for a purchase price of $298,793.19, DBI VIII acquired 6,735 shares of Series D Preferred Stock for a purchase price of $106,469.90 and 184 shares of Series D Preferred Warrants for a purchase price of $2,909.04, Delphi VII acquired 270,867 shares of Series D Preferred Stock for a purchase price of $4,281,351.03 and 25,754 shares of Series D Preferred Warrants for a purchase price of $407,170.74, and DBI VII acquired 2,707 shares of Series D Preferred Stock for a purchase price of $42,813.94 and 257 shares of Series D Preferred Warrants for a purchase price of $4,063.17. All of the shares of Series D Preferred Stock held by the Delphi Funds were converted, in connection with the closing of the Company’s initial public offering on April 15, 2014, into an aggregate of 970,167 shares of Common Stock. All of the shares of Series D Preferred Warrants held by the Delphi Funds were converted, in connection with the closing of the Company’s initial public offering on April 15, 2014, into an aggregate of 45,094 shares of Common Stock warrants.

In November 2013, each of the Delphi Funds entered into a Series E Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 347,965 shares of Series E Preferred Stock for a purchase price of $15.81 per share, and an aggregate purchase price of $5,500,000.37. Delphi VIII acquired 187,179 shares of Series E Preferred Stock for a purchase price of $2,958,572.15, DBI VIII acquired 1,827 shares of Series E Preferred Stock for a purchase price of $28,888.46, Delphi VII acquired 157,386 shares of Series E Preferred Stock for a purchase price of $2,487,663.02, and DBI VII acquired 1,573 shares of Series E Preferred Stock for a purchase price of $24,876.74. All of the shares of Series E Preferred Stock held by the Delphi Funds were converted, in connection with the closing of the Company’s initial public offering on April 15, 2014, into an aggregate of 347,965 shares of Common Stock.

The Company effected a 1-for-40.57 reverse stock split of its issued and outstanding common stock on April 1, 2014. Accordingly, unless otherwise noted above, all share and per share amounts have been adjusted to reflect this reverse stock split.

In the Company’s initial public offering, the Delphi Funds acquired an aggregate of 833,333 shares of Common Stock at a purchase price of $12.00 per share or $9,999,996.00 in the aggregate. Delphi VIII acquired 577,692 shares of Common Stock for $6,932,304.00, DBI VIII acquired 5,641 shares of Common Stock for $67,692.00, Delphi VII acquired 247,525 shares of Common Stock for $2,970,300.00, and DBI VII acquired 2,475 shares of Common Stock for $29,700.00.

The source of the funds for the acquisition of the shares of Series A Preferred Stock purchased by Delphi VII and DBI VII was from working capital. No part of the purchase price was borrowed by Delphi VII and DBI VII for the purpose of acquiring such securities.

The source of the funds for the acquisition of the shares of Series B Preferred Stock purchased by the Delphi Funds was from working capital. No part of the purchase price was borrowed by any of the Delphi Funds for the purpose of acquiring such securities.

The source of the funds for the acquisition of the shares of Series C Preferred Stock purchased by the Delphi Funds was from working capital. No part of the purchase price was borrowed by any of the Delphi Funds for the purpose of acquiring such securities.

CUSIP NO. 89685A102	13D	Page 14 of 17 Pages

The source of the funds for the acquisition of the shares of Series D Preferred Stock and Series D Preferred Warrants purchased by the Delphi Funds was from working capital. No part of the purchase price was borrowed by any of the Delphi Funds for the purpose of acquiring such securities.

The source of the funds for the acquisition of the shares of Series E Preferred Stock purchased by the Delphi Funds was from working capital. No part of the purchase price was borrowed by any of the Delphi Funds for the purpose of acquiring such securities.

The source of the funds for the acquisition of the common shares purchased by the Delphi Funds in connection with the Company’s initial public offering was from working capital. No part of the purchase price was borrowed by any of the Delphi Funds for the purpose of acquiring such securities.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Fourth Amended and Restated Stockholders’ Agreement by and among the Company, Delphi Funds and certain other parties thereto, dated as of November 1, 2013.

Roeder is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of each of Delphi Funds, the limited liability company agreement of each of DMP VIII and DMP VII, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e)	Not applicable.

CUSIP NO. 89685A102	13D	Page 15 of 17 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with the acquisitions of the preferred stock of the Company, each of the Delphi Funds and certain other investors entered into the Fourth Amended and Restated Shareholders’ Agreement dated as of November 1, 2013, entitling such parties to the registration of their shares, including demand registration rights, deferral of registration, and piggyback registration. The Fourth Amended and Restated Shareholders’ Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Fourth Amended and Restated Shareholders’ Agreement, a copy of which is filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 10, 2014 (the “S-1”) and is incorporated herein by reference.

Douglas Roeder, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s certificate of incorporation, including a requirement to advance qualified expenses, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Director and Officer Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s S-1 and is incorporated herein by reference.

In connection with the Company’s initial public offering, Reporting Persons, together with other existing stockholders and executive officers and directors of the Company, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Company’s Common Stock or securities convertible into or exercisable or exchangeable for the Company’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Exhibit A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the Form S-1/A filed with the Securities and Exchange Commission on April 3, 2014 (the “S-1/A”) and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Company’s S-1/A).
EXHIBIT 4.2	Fourth Amended and Restated Stockholders’ Agreement, dated as of November 1, 2013, among the Company, the Investors and the Founders (incorporated by reference to Exhibit 4.2 of the Company’s S-1).
EXHIBIT 10.1	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Company’s S-1).

CUSIP NO. 89685A102	13D	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2014

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.		JAMES J. BOCHNOWSKI

DELPHI VENTURES VIII, L.P.		DAVID L. DOUGLASS
By:	Delphi Management Partners VIII, L.L.C.
	General Partner	DEEPIKA R. PAKIANATHAN

DELPHI BIOINVESTMENTS VIII, L.P.		DOUGLAS A. ROEDER
By:	Delphi Management Partners VIII, L.L.C.
General Partner

DELPHI MANAGEMENT PARTNERS VII, L.L.C.

DELPHI VENTURES VII, L.P.
By:	Delphi Management Partners VII, L.L.C.
General Partner

DELPHI BIOINVESTMENTS VII, L.P.
By:	Delphi Management Partners VII, L.L.C.
General Partner

By:	/s/ Matthew T. Potter	By:	/s/ Matthew T. Potter
	Matthew T. Potter, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Matthew T. Potter, Chief Financial Officer/Attorney-In-Fact for the above-listed individuals*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 89685A102	13D	Page 17 of 17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of TriVascular Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: April 23, 2014

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.		JAMES J. BOCHNOWSKI

DELPHI VENTURES VIII, L.P.		DAVID L. DOUGLASS
By:	Delphi Management Partners VIII, L.L.C.
	General Partner	DEEPIKA R. PAKIANATHAN

DELPHI BIOINVESTMENTS VIII, L.P.		DOUGLAS A. ROEDER
By:	Delphi Management Partners VIII, L.L.C.
General Partner

DELPHI MANAGEMENT PARTNERS VII, L.L.C.

DELPHI VENTURES VII, L.P.
By:	Delphi Management Partners VII, L.L.C.
General Partner

DELPHI BIOINVESTMENTS VII, L.P.
By:	Delphi Management Partners VII, L.L.C.
General Partner

By:	/s/ Matthew T. Potter	By:	/s/ Matthew T. Potter
	Matthew T. Potter, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Matthew T. Potter, Chief Financial Officer/Attorney-In-Fact for the above-listed individuals*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.